Exhibit 12

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:

Income before discontinued operations, equity in earnings and noncontrolling interests	$53,114	$67,335	$185,578	$154,515	$128,059	$104,106	$74,684
Fixed charges less capitalized interest and preferred dividends	117,126	121,429	244,432	267,442	285,169	286,242	301,522
Distributed income of equity investees	7,911	7,314	17,074	9,586	4,959	12,665	15,661
Equity in losses of equity investees for which charges arise from guarantees	(27)	—	—	—	(1,646)	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(2,140)	(1,310)	(3,729)	(4,158)	(4,203)	(4,901)	(3,886)
Total earnings	$175,984	$194,768	$443,355	$427,385	$412,338	$398,112	$387,981

Combined fixed charges (1):
Interest expense (2)	$117,126	$121,429	$244,432	$267,442	$285,169	$286,242	$301,522
Capitalized interest	1,956	1,259	2,671	4,955	3,577	6,807	19,218
Preferred dividends (3)	32,674	31,474	68,197	63,020	53,289	42,555	42,082
Total combined fixed charges	$151,756	$154,162	$315,300	$335,417	$342,035	$335,604	$362,822

Ratio of earnings to combined fixed charges	1.16	1.26	1.41	1.27	1.21	1.19	1.07

(1) The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3) Includes preferred distributions to the Company's partner in CW Joint Venture, LLC.